Amended and Restated Pricing Supplement No. 32 to the Prospectus dated
     December 21, 2005 and the Prospectus Supplement dated December 21, 2005


               US$2,200,000
[RBC LOGO]     Royal Bank of Canada
               Principal Protected Notes Linked to a Basket of Minnesota Stocks, due October 31, 2013

Issuer:                 Royal Bank of Canada ("Royal Bank")
Program:                Senior Global Medium-Term Notes, Series B
Trade Date:             October 26, 2006
Issue Date:             October 31, 2006
Maturity Date and Term: October 31, 2013 (resulting in a term to maturity of seven years)
Coupon:                 We will not pay you interest during the term of the
                        Notes.
Basket:                 The Notes are linked to the value of a substantially
                        equally weighted basket (the "Basket") of fifteen stocks
                        of companies based in Minnesota (the "Underlying Stocks"
                        and each, an "Underlying Stock"). Each Underlying Stock
                        will be assigned a Component Weight of 6.6667%. The
                        initial stock prices are the closing prices of the
                        Underlying Stocks on October 26, 2006 (the "initial
                        valuation date"). The names of the Underlying Stocks can
                        be found on Page P-5
Minimum Investment:     US$5,000 (Subject to such other restrictions, as may be
                        applicable to such investors under the private offering
                        rules of any jurisdiction outside the United States. See
                        "Risk Factors--Non-U.S. Investors May Be Subject to
                        Certain Additional Risks.")
Denomination:           US$1,000 and integral multiples of US$1,000 thereafter
                        (except that non-U.S. investors may be subject to higher
                        minimums).
Payment at Maturity:    The amount payable on each Note upon maturity will be
                        equal to the sum of (a) the Principal Amount of the
                        Note, plus (b) any Basket Interest.
Basket Interest:        Basket Interest, if any, on each Note upon maturity will
                        equal the Principal Amount x Percentage Change x 85%.
                        Basket Interest may not be less than zero.
Percentage Change:      Percentage Change will equal an amount, expressed as a
                        percentage and rounded to four decimal places, equal to the sum of the Weighted Component Changes for the Underlying Stocks.
                        The "Weighted Component Change" for an Underlying Stock will be determined as follows:

                         Component  x  (Final Stock Price - Initial Stock Price)
                                        ---------------------------------------
                           Weight                 Initial Stock Price

                        If the sum of the Weighted Component Changes is a negative number, then the Percentage Change will be deemed to be zero.

Final Stock Prices:     The closing prices of the Underlying Stocks on October
                        28, 2013 (the "final valuation date").
Clearance
and Settlement:         DTC global (including through its indirect participants
                        Euroclear and Clearstream, Luxembourg as described under
                        "Ownership and Book-Entry Issuance" in the accompanying
                        prospectus).
CUSIP Number:           78008EBW6
Listing:                The Notes will not be listed on any securities exchange
                        or quotation system.

Calculation Agent:      The Bank of New York, as successor to the corporate
                        trust business of JPMorgan Chase Bank, N.A.

This Amended and Restated Pricing Supplement amends and restates Pricing Supplement No. 32 dated October 26 by modifying the data contained in the first paragraph of the section "Historical Performance of the Basket" on page P-10.


Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

                                                                                        Proceeds to
                                         Price to Public     Agent's Commission     Royal Bank of Canada
                                         ---------------     ------------------     --------------------
Per Note..............................        100%                   3%                     97%
Total.................................     $2,200,000             $66,000                $2,134,000

                         RBC Capital Markets Corporation


                   Pricing Supplement dated November 16, 2006

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                TABLE OF CONTENTS

Pricing Supplement
Summary...................................................................................     P-1
Risk Factors..............................................................................     P-5
Summary Information Regarding the Basket and the Underlying Stocks........................     P-9
Payment Under the Notes...................................................................    P-16
Use of Proceeds and Hedging...............................................................    P-24
Supplemental Tax Considerations...........................................................    P-25
Supplemental Plan of Distribution.........................................................    P-27
Documents Filed as Part of the Registration Statement.....................................    P-27

Prospectus Supplement
About This Prospectus Supplement..........................................................     S-3
Recent Developments.......................................................................     S-3
Consolidated Ratios of Earnings to Fixed Charges..........................................     S-3
Risk Factors..............................................................................     S-4
Use of Proceeds...........................................................................     S-7
Description of the Notes We May Offer.....................................................     S-8
Certain Income Tax Consequences...........................................................    S-27
Employee Retirement Income Security Act...................................................    S-40
Supplemental Plan of Distribution.........................................................    S-41
Documents Filed as Part of the Registration Statement.....................................    S-46

Prospectus
Documents Incorporated by Reference.......................................................       1
Where You Can Find More Information.......................................................       3
About This Prospectus.....................................................................       3
Caution Regarding Forward-Looking Information.............................................       4
Royal Bank of Canada......................................................................       5
Risk Factors..............................................................................       5
Use of Proceeds...........................................................................       5
Consolidated Ratios of Earnings to Fixed Charges..........................................       6
Description of Securities We May Offer....................................................       6
Additional Mechanics......................................................................       9
Special Situations........................................................................      11
Subordination Provisions..................................................................      13
Defeasance................................................................................      14
Events of Default.........................................................................      15
Ownership and Book-Entry Issuance.........................................................      16
Our Relationship with the Trustee.........................................................      21
Tax Consequences..........................................................................      21
Plan of Distribution......................................................................      22
Validity of Securities....................................................................      23
Experts...................................................................................      23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others.............      24
Documents Filed as Part of the Registration Statement.....................................      24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Principal Protected Notes Linked to a Basket of Minnesota stocks, due October 31, 2013 (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and partial participation in the equal-weighted return of the Underlying Stocks over the term to maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. Additionally, the Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May be Subject to Certain Additional Risks". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Investment Linked to a Basket of Stocks of Companies Based in Minnesota---The Notes are linked to the performance of the following Underlying Stocks of companies based in the State of Minnesota:


       Underlying Stock            Industry Group                 Exchange
     -----------------------------------------------------------------------
     Target Corp.                Retail-Discount                    NYSE
     Polaris Industries Inc.     Recreational Vehicles              NYSE
     Regis Corp.                 Retail Hair Salons                 NYSE
     General Mills Inc.          Food-Misc/Diversified              NYSE
     Hormel Foods Corp.          Food-Meat Products                 NYSE
     TCF Financial Corp.         Commer. Banks-Central US           NYSE
     U.S. Bancorp                Super-Regional Banks-US            NYSE
     St. Paul Travelers Cos.     Property/Casualty Insurance        NYSE
     Medtronic Inc.              Medical Instruments                NYSE
     3M Co.                      Diversified Manufact. Op           NYSE
     Pentair Inc.                Diversifed Manufact. Op            NYSE
     Toro Co.                    Garden Products                    NYSE
     Fair Isaac Corp.            Data Processing/Mgmt               NYSE
     Ecolab Inc.                 Chemicals-Specialty                NYSE
     Xcel Energy Inc.            Electric-Integrated                NYSE


o Growth Potential--The Notes provide the opportunity for 85% participation in potential increases in the price of the Underlying Stocks. You will receive 85% of any such gains at maturity.

o Principal Protection--At maturity, your principal is fully protected against a decline in the Underlying Stocks.

Selected Risk Considerations

     An investment in the Notes involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" on page P-5.

o Principal Protection Only If You Hold the Notes to Maturity--You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial discount from the issue price and, as a result, you may suffer substantial losses.

o Market Risk--The return on the Notes, which may be positive or negative, is linked to the performance of the Underlying Stocks, and will depend on whether, and the extent to which, the percentage change is positive or negative.

o No Interest Payments--You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Underlying Stocks.

o No Listing--The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. The Underwriter and other affiliates of the Bank currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.

The Notes May Be a Suitable Investment for You If:

o You seek an investment with a return linked to the performance of the Underlying Stocks.

o You seek an investment that offers principal protection when the Notes are held to maturity.

o    You are willing to hold the Notes to maturity.

o    You do not seek current income from this investment.

The Notes May Not Be a Suitable Investment for You If:

o    You are unable or unwilling to hold the Notes to maturity.

o You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

o    You seek current income from your investments.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences of the Notes?

     Your Notes will be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments for United States federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your cost basis in your Notes will be increased by the amount you are required to include in income. We have determined that the comparable yield is equal to 5.22% per annum, compounded semiannually. This comparable yield is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the full principal amount.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-20.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-21.

Sample Calculations of the Payment Amount

     The examples set out below are included for illustration purposes only. The prices of the Underlying Stocks used to illustrate the calculation of basket interest are not estimates or forecasts of the initial stock prices and final stock prices (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") of the Underlying Stocks on which the calculation of the Percentage Change, and in turn Basket Interest, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example #1 -- Calculation of the Payment Amount where Percentage Change of the Basket is positive.

     It is assumed that the initial stock price and the final stock price of the Underlying Stocks are as illustrated below. The Payment Amount would be calculated as follows:

                              Initial      Final                                     Weighted
                               Stock       Stock          %         Component       Component
   Underlying Stock            Price       Price       change         Weight          Change
----------------------------------------------------------------------------------------------
Target Corp.                  $49.00       $58.80        20%         6.6667%         1.3333%
Polaris Industries Inc.       $38.00       $42.56        12%         6.6667%         0.8000%
Regis Corp.                   $36.00       $32.40       -10%         6.6667%        -0.6667%
General Mills Inc.            $54.00       $61.56        14%         6.6667%         0.9333%
Hormel Foods Corp.            $37.00       $42.92        16%         6.6667%         1.0667%
TCF Financial Corp.           $26.00       $37.44        44%         6.6667%         2.9333%
U.S. Bancorp                  $32.00       $40.96        28%         6.6667%         1.8667%
St. Paul Travelers Cos.       $44.00       $41.80        -5%         6.6667%        -0.3333%
Medtronic Inc.                $46.00       $64.40        40%         6.6667%         2.6667%
3M Co.                        $72.00      $103.68        44%         6.6667%         2.9333%
Pentair Inc.                  $30.00       $36.60        22%         6.6667%         1.4667%
Toro Co.                      $39.00       $57.72        48%         6.6667%         3.2000%
Fair Isaac Corp.              $34.00       $45.90        35%         6.6667%         2.3333%
Ecolab Inc.                   $44.00       $34.32       -22%         6.6667%        -1.4667%
Xcel Energy Inc.              $21.00       $27.30        30%         6.6667%         2.0000%
                                                                                    -------
                                                                                    21.0668%


Percentage Change = 21.0668%

Basket Interest = $10,000 x 21.0668% x 85% = $1,790.68

Payment Amount = $10,000 + $1,790.68 = $11,790.68

Example #2 -- Calculation of the Payment Amount where Percentage Change of the Basket is negative.

     It is assumed that the initial stock price and the final stock price of the Underlying Stocks are as illustrated below. The Payment Amount would be calculated as follows:

                              Initial      Final                                     Weighted
                               Stock       Stock          %         Component       Component
   Underlying Stock            Price       Price       change        Weight           Change
----------------------------------------------------------------------------------------------
Target Corp.                  $49.00       $41.65       -15%         6.6667%        -1.0000%
Polaris Industries Inc.       $38.00       $36.10        -5%         6.6667%        -0.3333%
Regis Corp.                   $36.00       $41.40        15%         6.6667%         1.0000%
General Mills Inc.            $54.00       $30.24       -44%         6.6667%        -2.9333%
Hormel Foods Corp.            $37.00       $29.60       -20%         6.6667%        -1.3333%
TCF Financial Corp.           $26.00       $31.72        22%         6.6667%         1.4667%
U.S. Bancorp                  $32.00       $30.72        -4%         6.6667%        -0.2667%
St. Paul Travelers Cos.       $44.00       $44.88         2%         6.6667%         0.1333%
Medtronic Inc.                $46.00       $45.08        -2%         6.6667%        -0.1333%
3M Co.                        $72.00       $69.12        -4%         6.6667%        -0.2667%
Pentair Inc.                  $30.00       $30.60         2%         6.6667%         0.1333%
Toro Co.                      $39.00       $39.78         2%         6.6667%         0.1333%
Fair Isaac Corp.              $34.00       $29.24       -14%         6.6667%        -0.9333%
Ecolab Inc.                   $44.00       $19.80       -55%         6.6667%        -3.6667%
Xcel Energy Inc.              $21.00       $41.65       -14%         6.6667%        -0.9524%
                                                                                    -------
                                                                                    -9.0646%


Percentage Change = 0.0000%

Basket Interest = $10,000 x 0.0000% x 85% = $0.00

Payment Amount = $10,000 + $0.00 = $10,000.00

                                  RISK FACTORS

     The return on the Notes is linked to the performance of the Underlying Stocks. Investing in the Notes is not equivalent to a direct investment in the Underlying Stocks. This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, including the "Risk Factors"
section in the prospectus supplement, before investing in the Notes.

Any positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock.

     The Notes are linked to fifteen Underlying Stocks with headquarters in the State of Minnesota:

                  Underlying Stock             Ticker
               ----------------------------------------
               Target Corp.                     TGT
               Polaris Industries Inc.          PII
               Regis Corp.                      RGS
               General Mills Inc.               GIS
               Hormel Foods Corp.               HRL
               TCF Financial Corp.              TCB
               U.S. Bancorp                     USB
               St. Paul Travelers Cos.          STA
               Medtronic Inc.                   MDT
               3M Co.                           MMM
               Pentair Inc.                     PNR
               Toro Co.                         TTC
               Fair Isaac Corp.                 FIC
               Ecolab Inc.                      ECL
               Xcel Energy Inc.                 XEL


     All of the Underlying Stocks are listed on the New York Stock Exchange. Each of the Underlying Stocks is given approximately equal weight in calculating Basket Interest. A positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock resulting in a negative Basket Interest.

Owning the Notes is not the same as owning the Underlying Stocks.

     The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Stocks. This is the case because you will only participate in 85% of the increase in the Basket. The is also the case because the Weighted Component change of each Underlying Stock is calculated by reference to the price of such Underlying Stock on the initial valuation date and the final valuation date without taking into consideration the value of dividends paid on that stock in the interim.

     Even if the price of the Underlying Stocks increases during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the price of each Underlying Stock to increase while the market value of the Notes declines.

Changes that affect the Underlying Stocks will affect the market value of the Notes and the amount you will receive at maturity.


     Changes affecting the Underlying Stocks or the issuers of the Underlying Stocks, such as stock dividends, reorganizations or mergers, are reflected in the price of such Underlying Stock and therefore could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. If events such as these occur, the calculation agent --which initially will be The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A.-- may adjust the initial stock price. See "Payment Under the Notes--Anti-Dilution Adjustments" beginning on page P-18. If the final stock price is not available because of a market disruption event or for any other reason, the calculation agent will determine the final stock price or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.


There may not be an active trading market in the Notes, and sales in the secondary market may result in significant losses.

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. The Underwriter and other affiliates of the Bank currently intend to make a market for the Notes, although they are not required to do so. The Underwriter or any other affiliate of the Bank may stop any such market making activities at any time.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The market value of the Notes may be influenced by unpredictable factors.

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the prices of the Underlying Stocks on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the volatility of each Underlying Stock (i.e., the frequency and magnitude of changes in the price of each Underlying Stock);

     o    the market prices of the Underlying Stocks;

     o the dividend rate paid on Underlying Stocks (while not paid to the holders of the Notes, dividend payments on Underlying Stocks may influence the price of each Underlying Stock, and therefore affect the market value of the Notes);

     o    market interest rates;

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with the Underwriter or any other market maker;

     o economic, financial, political, regulatory, or judicial events that affect the market prices of the Underlying Stocks or that affect stock markets generally; and

     o    the creditworthiness of the Bank.

Historical performance of the Underlying Stocks should not be taken as an indication of the future performance of the Underlying Stocks during the term of the Notes.

     The trading prices of the Underlying Stocks will determine the value of the Notes at maturity. The historical performance of each Underlying Stock does not give an indication of the future performance of each Underlying Stock. As a result, it is impossible to predict whether the price of any Underlying Stock will rise or fall. The prices of the Underlying Stocks will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and other transactions by the Bank or its affiliates in Underlying Stocks or derivative instruments linked to one or more of the Underlying Stocks may impair the market value of the Notes.

     As described below under "Use of Proceeds and Hedging" on page P-24, the Bank or its affiliates may hedge their obligations under the Notes by purchasing the Underlying Stocks and derivative instruments linked to the Underlying Stocks and they may adjust these hedges by, among other things, by purchasing or selling Underlying Stocks or derivative instruments linked to one of more of the Underlying Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. It is possible that the Bank or its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

     The Bank or its affiliates may also engage in trading in Underlying Stocks and other investments relating to one or more of the Underlying Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. The Bank or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of one or more of the Underlying Stocks. By introducing competing products into the marketplace in this manner, the Bank or its affiliates could adversely affect the market value of the Notes.

The business activities of the Bank or its affiliates may create conflicts of interest.

     As noted above, the Bank and its affiliates expect to engage in trading activities related to one or more of the Underlying Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests the Bank and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades and options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the price of one or more of the Underlying Stocks, could be adverse to such holders' interests as beneficial owners of the Notes.

     The Bank and its affiliates may, at present or in the future, engage in business with the issuers of the Underlying Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank or another affiliate of the Bank and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, the Bank and the Underwriter have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Underlying Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by the Bank, the Underwriter or other affiliates may affect the market prices of the Underlying Stocks and, therefore, the market value of the Notes.

You will not receive interest payments on the Notes or dividend payments on the Underlying Stocks or have shareholder rights in the Underlying Stocks.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Underlying Stocks. As an owner of the Notes, you will not have voting rights or any other rights that holders of Underlying Stocks may have.

The calculation agent can postpone the calculation of the final stock price for a particular Underlying Stock on the maturity date if a market disruption event occurs on the final valuation date.

     The determination of the final stock price for the Underlying Stocks may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date (as defined herein) for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the final stock price for the Underlying Stocks is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event. See "Payment Under the Notes--Consequences of Market Disruption Events" beginning on page P-17.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.


     The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A. will serve as the calculation agent. The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A. will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Underlying Stocks has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.


Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain United States and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

       SUMMARY INFORMATION REGARDING THE BASKET AND THE UNDERLYING STOCKS


A Basket of Stocks of Companies Based in the State of Minnesota

         The Basket will represent a weighted portfolio of the fifteen common stocks. The Basket was constructed by selecting fifteen prominent companies with headquarters in the State of Minnesota, although most if not all of the companies in the Basket have significant activities throughout the United States and, in many cases, outside the United States. No representation is made herein that the fact that the companies included in the Basket are headquartered in Minnesota is a relevant investment consideration.

         The level of the Basket will increase or decrease depending on the performance of the common stocks that make up the Basket from time to time.

         The fifteen stocks in the Basket, each with a Component Weighting of 6.6667%, and each of which is listed on the New York Stock Exchange, are listed in the table below, with each stock's industry group as determined by Bloomberg LLP, its principal trading market, its ticker symbol, its approximate market capitalization and its closing price on October 26, 2006:

                                                                                      (in mm)
                                                                                       Market          Closing Price
   Underlying Stock            Industry Group               Exchange     Ticker     Capitalization     as of 10/26/06
-------------------------------------------------------------------------------------------------------------------
Target Corp.                Retail-Discount                   NYSE         TGT         $50,895           $59.27
Polaris Industries Inc.     Recreational Vehicles             NYSE         PII          $1,805           $44.56
Regis Corp.                 Retail Hair Salons                NYSE         RGS          $1,699           $37.57
General Mills Inc.          Food-Misc/Diversified             NYSE         GIS         $19,356           $56.42
Hormel Foods Corp.          Food-Meat Products                NYSE         HRL          $4,954           $35.90
TCF Financial Corp.         Commer. Banks-Central US          NYSE         TCB          $3,399           $25.94
U.S. Bancorp                Super-Regional Banks-US           NYSE         USB         $60,047           $34.06
St. Paul Travelers Cos.     Property/Casualty Insurance       NYSE         STA         $35,002           $50.66
Medtronic Inc.              Medical Instruments               NYSE         MDT         $56,042           $48.76
3M Co.                      Diversified Manufact. Op          NYSE         MMM         $59,686           $79.24
Pentair Inc.                Diversifed Manufact. Op           NYSE         PNR          $3,076           $30.42
Toro Co.                    Garden Products                   NYSE         TTC          $1,788           $43.65
Fair Isaac Corp.            Data Processing/Mgmt              NYSE         FIC          $2,294           $36.48
Ecolab Inc.                 Chemicals-Specialty               NYSE         ECL         $11,333           $45.04
Xcel Energy Inc.            Electric-Integrated               NYSE         XEL          $8,919           $21.97

Historical Performance of the Basket


         The performance of the basket over a ten-year period commencing on September 30, 1996 and ending on October 26, 2006 is shown below. During this period, the basket realized a return of 225.23%. Assuming that the level of the basket for the quarter ending on September 30, 1996 was 100, the level of the basket on October 26, 2006 would have been 325.23, which would equate to a return of 225.23% and an annualized rate of return of approximately 12.52%. By comparison, during the same period, the S&P 500 Index realized a return of approximately 102.10% and an annualized rate of return of approximately 7.29%, excluding cash dividends. The following graph presents the performance of the basket during this period:



                                [CHART OMITTED]


The information above is provided to help you evaluate the historical behavior of the Basket so that you can make an informed decision with respect to an investment in the Notes. Historical performance of the Underlying Stocks will not necessarily predict future performance of the Underlying Stocks or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.

Information regarding the issuers of the common stocks and other equity securities comprising the Basket

         Each of the common stocks comprising the Basket is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each of the common stocks comprising the Basket may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

         The following information regarding each of the issuers of the common stocks comprising the Basket is derived from reports filed by these issuers with the SEC and other publicly available information. The Bank makes no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

Target Corporation

Target Corporation (NYSE: "TGT") operates general merchandise discount stores in the United States. The company's stores offer men's and women's clothing, home furnishings, electronic products, sports products, toys, and entertainment products. Target Corporation also sells its merchandise online. In addition, the company offers credit cards to its customers. As of October 29, 2005, the company operated 1,400 stores in 47 states. Target Corporation was incorporated in 1902 and is headquartered in Minneapolis, Minnesota.

Polaris Industries, Inc.

Polaris Industries, Inc. (NYSE: "PII") engages in designing, engineering, manufacturing, and marketing motorized products for recreation and utility use, including all terrain vehicles (ATV), snowmobiles, and motorcycles together with related replacement parts, garments, and accessories. The company also markets a line of recreational apparel, including helmets, jackets, bibs and pants, leathers, and hats for its snowmobile, ATV, and motorcycle lines. It sells its products through dealers and distributors principally located in the United States, Canada, and Europe. Polaris Industries was founded in 1987 and is headquartered in Medina, Minnesota.

Regis Corporation

Regis Corporation (NYSE: "RGS") engages in the ownership, operation, and franchising of hair and retail product salons, and beauty career schools worldwide. It also provides hair restoration services, such as hair loss solutions. The company operated 10,879 system-wide North American and international salons, 24 beauty career schools, and 90 hair restoration centers, as of June 30, 2005. The salons offer a range of custom styling, cutting, hair coloring, waving, and waxing services, as well as professional hair care products. The company's worldwide operations include salon concepts, such as Supercuts, Jean Louis David, Vidal Sassoon, Regis Salons, MasterCuts, Trade Secret, SmartStyle, and Cost Cutters. Its North American operations include 8,861 salons in the United States, Canada, and Puerto Rico. The company's international operations include 2,018 salons located in Europe, primarily in the United Kingdom, France, Italy, and Spain. Regis was formed in 1954 and is headquartered in Edina, Minnesota.

General Mills, Inc.

General Mills, Inc. (NYSE: "GIS") produces packaged consumer foods in the United States and internationally. It offers ready-to-eat cereals; dry packaged dinner mixes, Mexican foods and dinner kits, soups and ingredients, canned and frozen vegetables, and meal starters; salad mix and salad toppings; and shelf-stable microwave meals and packaged meals. The company also provides refrigerated and frozen dough products, breakfast products, and frozen pizza and snack products, as well as baking products used to prepare dessert and baking items. In addition, it provides microwave popcorn, grain snacks, fruit snacks, snack mix products, and savory snacks; yogurt products; organic frozen fruits and vegetables; and various canned tomato products. General Mills markets mixes, as well as unbaked, par-baked, and fully baked frozen dough products to retail, supermarket, and wholesale bakeries; and sells flour to bakery, foodservice, and manufacturing customers. It markets frozen dough products, branded baking mixes, cereals, snacks, dinner and side dish products, refrigerated and soft-serve frozen yogurt, and custom food items to quick serve chains and other restaurants, business and school cafeterias, convenience stores, and vending companies. The company operates in the United States, Canada, Latin America, Europe, and the Asia/Pacific region. General Mills was incorporated in 1928 and is based in Minneapolis, Minnesota.

Hormel Foods Corporation

Hormel Foods Corporation (NYSE: "HRL") engages in the manufacture and marketing of various meat and food products in the United States. The company sells fresh, frozen, cured, smoked, cooked, and canned meat products. It offers perishable meat products, including fresh meats, sausages, hams, wieners, and bacon; and shelf-stable products, such as canned luncheon meats, shelf-stable microwaveable entrees, stews, chilies, hash, meat spreads, flour and corn tortillas, salsas, tortilla chips, and other items that do not require refrigeration, as well as frozen processed products. The company also provides turkey products, as well as nutritional food products and supplements, sugar and sugar substitutes, creamers, salt and pepper products, sauces and salad dressings, dessert and drink mixes, and industrial gelatin products. Hormel Foods sells its products through its sales personnel, as well as through independent brokers and distributors. It has a joint venture with Cargill Meat Solutions Corporation to market and sell beef and pork. The company was founded in 1891 by George A. Hormel as George A. Hormel & Company and changed its name to Hormel Foods Corporation in 1995. Hormel Foods is headquartered in Austin, Minnesota.

TCF Financial Corporation

TCF Financial Corporation (NYSE: "TCB") operates as the holding company for TCF Bank that offers various banking services in the United States. The bank provides retail, commercial, and small business banking; consumer lending; leasing and equipment finance; and investments, securities brokerage, and insurance services. Its deposit instruments principally include consumer, small business and commercial demand deposit accounts, interest-bearing checking accounts, money market accounts, regular savings accounts, certificates of deposit, and retirement savings plans. The bank provides loans for home purchases and debt consolidation, as well as the financing of home improvements, automobiles, vacations, education, and commercial real estate construction. It also offers working capital loans and loans for purchase of equipment primarily for middle-market companies. In addition, TCF Bank provides leasing and equipment finance to small and large companies, as well as residential mortgage loans. The bank also offers online customer services and online brokerage services. It invests primarily in Federal Home Loan Bank stock, Federal Reserve Bank stock, and interest-bearing deposits with banks. As of December 31, 2005, TCF Bank operated 453 retail banking branches in Minnesota, Illinois, Michigan, Wisconsin, Colorado, and Indiana. The company was founded in 1923 and is based in Wayzata, Minnesota.

U.S. Bancorp

U.S. Bancorp (NYSE: "USB"), a financial holding company, provides various financial services, including lending and depository services, cash management, foreign exchange, and trust and investment management services in the United States. It accepts checking accounts, savings accounts, and time certificate contracts. The company's loan portfolio primarily comprises loans and credit lines, home equity loans, student loans, auto loans, personal loans, and personal lines of credit. It also offers credit card services, merchant and automated teller machine (ATM) processing, mortgage banking, insurance, brokerage, leasing, and investment banking services to individuals, businesses, and institutions. U.S. Bancorp also offers foreign exchange, treasury management, and receivable lock-box collection, as well as mortgage, commercial credit vehicles, and financial and asset management services. In addition, it provides check conversion products and services, including onsite electronic deposit and electronic cash letter, and health savings accounts. The company primarily invests in the U.S. treasury securities, obligations of state and political subdivisions, debt securities, mortgage-backed securities, and asset-backed securities. As of December 31, 2005, the company operated 2,419 branches and 5,003 ATMs. U.S. Bancorp was incorporated in 1929 is headquartered in Minneapolis, Minnesota.

The St. Paul Travelers Companies, Inc.

The St. Paul Travelers Companies, Inc. (NYSE: "STA"), through its subsidiaries, provides various commercial and personal property, and casualty insurance products and services to businesses, government units, associations, and individuals. The company operates in three segments: Commercial, Specialty, and Personal. The Commercial segment offers various property and casualty insurance and insurance-related services to its clients. This segment also includes the Special Liability Group, which manages the company's asbestos and environmental liabilities; the assumed reinsurance, health care, and certain international and other runoff operations; and policies written by the its Gulf operation. The Commercial segment distributes its products through approximately 6,300 independent agencies and brokers in the United States. The Specialty segment provides a range of standard and specialized insurance coverages and services through underwriting, claims handling, and risk management groups. This segment distributes its specialty products internationally through brokers in the United Kingdom, Canada, and the Republic of Ireland. The Personal segment writes various types of property and casualty insurance, including automobile and homeowners insurance, covering personal risks. This segment markets its products through sponsoring organizations, such as employers and consumer associations, and joint marketing arrangements with other insurers. St. Paul Travelers was founded in 1853 and is headquartered in St. Paul, Minnesota.

Medtronic, Inc.

Medtronic, Inc. (NYSE: "MDT") engages in the development, manufacture, and marketing of medical devices worldwide. The company's Cardiac Rhythm Disease Management segment offers implantable devices, external defibrillators, leads, ablation products, electrophysiology catheters, navigation systems, and information systems for cardiac rhythm disorders. Its Spinal and Navigation segment provides thoracolumbar, cervical, and interbody devices; bone growth substitutes; and surgical navigation tools. The company's Neurological segment offers implantable neurostimulation systems, external and implantable drug administration devices, urology products, gastroenterology products, and functional diagnostic and sensing equipment for neurological, gastroenterological, and urological disorders. Its Vascular segment provides coronary, endovascular, and peripheral stents and related delivery systems; stent graft systems; distal embolic protection systems; and balloon angioplasty catheters, guide catheters, guidewires, and diagnostic catheters and accessories for coronary artery and peripheral vascular disease, and aortic aneurysms. Medtronic's Diabetes segment offers external insulin pumps and related disposables, glucose monitoring systems, and subcutaneous glucose sensor. Its Cardiac Surgery segment provides perfusion systems, positioning and stabilization systems, products for repair and replacement of heart valves, surgical accessories, and surgical ablation products. The company's ENT segment offers powered tissue-removal systems and other surgical instruments, implantable devices, nerve monitoring systems, disposable fluid-control products, image-guided surgery systems, and Meniere's disease therapy device. Medtronic sells its products to physicians, hospitals, medical institutions, and group purchasing organizations through direct sales representatives and independent distributors. The company was founded in 1949 and is headquartered in Minneapolis, Minnesota.

3M Company

3M Company (NYSE: "MMM") operates as a diversified technology company. It operates in six segments: Consumer and Office; Display and Graphics; Electronics and Telecommunications; Safety, Security, and Protection Services; Health Care; Industrial and Transportation. Consumer and Office segment offers office supply and stationery products, construction and home improvement products, protective material products, and visual systems products to education, home improvement and maintenance, and food service markets. Display and Graphics segment provides optical film and lens solutions for electronic displays; touch screens and touch monitors; reflective sheeting; and commercial graphics systems serving electronic display, touch screen, traffic safety, and commercial graphics markets. Electro and Communications segment offers electronic and interconnect solutions, micro interconnect systems, telecommunications products, and electrical products serving electrical, electronics, and communications industries. Safety, Security, and Protection segment offers personal protection products, safety and security products, energy control products, cleaning and protection products, and roofing granules for asphalt shingles. Health Care segment offers medical and surgical supplies, pharmaceuticals, drug delivery systems, dental and orthodontic products, health information systems, and microbiology products. Industrial and Transportation segment offers tapes, coated and nonwoven abrasives, adhesives, and supply chain execution software solutions to electronics, paper, packaging, and food and beverage markets, as well as components and products used in the manufacture, repair, and maintenance of automotive, marine, aircraft, and other vehicles. The company sells its products directly, as well as through wholesalers, retailers, jobbers, distributors, and dealers worldwide. 3M, formerly known as Minnesota Mining and Manufacturing Company, was founded in 1902 and is headquartered in St. Paul, Minnesota.

Pentair, Inc.

Pentair, Inc. (NYSE: "PNR") operates as a diversified industrial manufacturing company in the United States. It operates in two segments, Water and Technical Products. The Water segment manufactures and markets products and systems used in the movement, treatment, storage, and enjoyment of water. Its products include light duty diaphragm pumps, turbine pumps, and solid handling pumps for water and wastewater applications, and agricultural spraying; pressure tanks for residential applications; and various commercial and residential pool/spa equipment and accessories, including pumps, filters, heaters, lights, automatic controls, automatic pool cleaners, commercial deck equipment, barbeque deck equipment, aquatic pond products and accessories, pool tile and interior finishing surfaces, maintenance equipment, spa/jetted tub hydrotherapy fittings, and pool/spa accessories. This segment also manufactures control valves, filtration components, tanks, pressure vessels, and specialty dispensing pumps for use in the residential, commercial, foodservice, recreation vehicles, marine, and aviation sectors. The Water segment distributes its products through wholesale distributors, retail distributors, original equipment manufacturers, and home centers. The Technical Products segment designs, manufactures, and markets standard, modified, and custom enclosures that protect sensitive controls components, and accessories. Its products include metallic and composite enclosures, cabinets, cases, subracks, backplanes, and associated thermal management systems, which are used in the industrial machinery, data communications, networking, telecommunications, test and measurement, automotive, medical, security, defense, and general electronics sectors. This segment sells its products through original equipment manufacturers, electrical and data contractors, and electrical and electronic components distributors. Pentair was founded in 1966 and is headquartered in Golden Valley, Minnesota.

The Toro Company

The Toro Company (NYSE: "TTC") engages in the design, manufacture, and marketing of turf maintenance equipment, turf and micro irrigation systems, landscaping equipment, and residential yard products worldwide. It operates in two segments, Professional and Residential. The Professional segment provides solutions for landscape, turf care maintenance, and residential demands. The segment's products comprise riding mowers, walk behind mowers, and compact utility loaders to landscape contractor market; and riding rotary units, aerators, attachments, and debris management products, which include versatile debris vacuums, blowers, and sweepers to sports fields and grounds market. It also provides sprinkler heads, brass and plastic valves, and electric and hydraulic control devices used in residential and commercial turf irrigation systems; large reel and rotary riding products for fairway, rough, and trim cutting; riding and walking mowers for putting greens and specialty areas; turf sprayer equipment; utility vehicles; turf aerators; and bunker maintenance equipment. In addition, the segment offers underground irrigation systems, including sprinkler heads and controllers that activate electric, battery-operated, or hydraulic valves; and irrigation emission devices that regulate the flow of drip irrigation to agricultural irrigation market. The Residential segment offers walk power mower products; riding products that comprise rear engine riding mower, lawn tractor models, and garden tractor models; and electric and battery operated flexible line grass trimmers, electric blowers, electric blower-vacuums, and electric snow throwers. This segment also provides underground and hose-end retail irrigation products, and snow thrower models. Toro distributes its products through dealers, retailers, home centers, and over the Internet. It also provides financing for the company's distributors and the U.S. dealers. Toro was founded in 1914 and is headquartered in Bloomington, Minnesota.

Fair Isaac Corporation

Fair Isaac Corporation (NYSE: "FIC"), along with its subsidiaries, provides analytic, software, and data management products and services to automate and improve decisions. The company operates in four segments: Strategy Machine Solutions, Scoring Solutions, Professional Services, and Analytic Software Tools. The Strategy Machine Solutions segment provides enterprise decision management applications for marketing, account origination, customer management, fraud, collections and debt recovery, mortgage lending, and review and repricing of medical bills; and myFICO.com Web site, a source for consumers to obtain their FICO scores and credit reports from the U.S. credit reporting agencies. The Scoring Solutions segment develops FICO scores that are used by credit card organizations, as well as mortgage and auto loan originators to prescreen solicitation candidates to evaluate applicants for new credit and review existing accounts. It makes these scores available through credit reporting agencies in the United States. The Professional Services segment provides solution and technology consulting, systems integration, data management, business strategy consulting, industry consulting, strategy science, predictive science, and fraud consulting services. The Analytic Software Tools segment provides software tools for rules management, model development, and data-driven strategy design. It serves banks, credit reporting agencies, credit card processing agencies, insurers, retailers, telecommunications providers, healthcare organizations, pharmaceutical companies, and government agencies. The company markets its products through direct sales organization, alliance partners, and other resellers in the United States; and through subsidiary sales organizations, resellers, and independent distributors outside the United States. Fair Isaac was founded in 1956 and is headquartered in Minneapolis, Minnesota.

Ecolab, Inc.

Ecolab, Inc. (NYSE: "ECL") engages in developing and marketing products and services for the hospitality, foodservice, healthcare, and industrial markets worldwide. The company sells cleaners and sanitizers, pool and spa treatment programs, and various chemical dispensing device systems, as well as markets dishwashing machines, detergents, rinse additives, and sanitizers. It also offers cleaning and sanitation at the start of the food chain to facilitate the production of products; detergents, cleaners, sanitizers, lubricants, and animal health products, as well as cleaning systems, electronic dispensers, and chemical injectors for the application of chemical products; designs, engineers, and installs `clean-in-place' process control and facility cleaning systems. The company also develops and markets antimicrobial products used in direct contact with meat, poultry, seafood, and produce during processing to reduce microbial contamination on those surfaces. In addition, it provides chemical laundry products and proprietary dispensing systems, as well as related services. Further, Ecolab provides cleaning and floor care products, systems, and services; infection prevention and healthcare products; and vehicle appearance products, including soaps, polishes, sealants, wheel and tire treatments, and air fresheners. It also provides water and wastewater treatment products, services, and systems; pest elimination services; and commercial equipment repair services and kitchen parts. The company's customers primarily include hotels and restaurants, healthcare and educational facilities, quick-service units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors, pharmaceutical and cosmetics facilities, and the vehicle wash industry. It distributes its products and services through independent and third-party distributors. The company was founded in 1923 and is headquartered in St. Paul, Minnesota.

Xcel Energy, Inc.

Xcel Energy, Inc. (NYSE: "XEL"), through its subsidiaries, operates as an electrical and natural gas energy company in the United States. It engages in the generation, purchase, transmission, distribution, and sale of electricity primarily to residential, commercial, industrial, public authorities, and wholesale customers. The company also purchases, transports, distributes, and sells natural gas to retail customers and transports customer-owned natural gas. Xcel Energy serves customers in portions of Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, and Wisconsin. As of December 31, 2005, it provided electric services to approximately 3,267,959 customers, as well as natural gas services to approximately 1,785,483 customers. The company was incorporated in 1909 and is based in Minneapolis, Minnesota.



Source:  Yahoo Finance

                             PAYMENT UNDER THE NOTES

     The following is a summary description of the basis for the calculation of the amount payable under the Notes.

Payment Amount on Maturity

     A holder's payment entitlement at maturity or "Payment Amount" will be calculated by us or by the calculation agent based on the following formula:

               Payment Amount = Principal Amount + Basket Interest

Calculation of Basket Interest

     "Basket Interest" payable on a Note will be an amount (if any), not less than zero, calculated based on the following formula:

          Basket Interest = Principal Amount x Percentage Change x 85%

     Basket Interest will represent the return on the Notes for the entire period that the Notes are issued and outstanding.

The Underlying Stocks

     The "Underlying Stocks" and their initial stock prices are the following (ticker symbol in parentheses):


                                                    Initial
                                                     Stock
            Underlying Stock             Ticker      Price
        ------------------------------------------------------
        Target Corp.                       TGT       $59.27
        Polaris Industries Inc.            PII       $44.56
        Regis Corp.                        RGS       $37.57
        General Mills Inc.                 GIS       $56.42
        Hormel Foods Corp.                 HRL       $35.90
        TCF Financial Corp.                TCB       $25.94
        U.S. Bancorp                       USB       $34.06
        St. Paul Travelers Cos.            STA       $50.66
        Medtronic Inc.                     MDT       $48.76
        3M Co.                             MMM       $79.27
        Pentair Inc.                       PNR       $30.42
        Toro Co.                           TTC       $43.65
        Fair Isaac Corp.                   FIC       $36.48
        Ecolab Inc.                        ECL       $45.04
        Xcel Energy Inc.                   XEL       $21.97

Calculation of Percentage Change

     "Percentage Change" will be a number, expressed as a percentage (rounded to four decimal places) equal to the sum of the Weighted Component Changes for the Underlying Stocks.

     The "Weighted Component Change" for an Underlying Stock will be determined as follows:


              Component x (Final Stock Price - Initial Stock Price)
                           ---------------------------------------
                Weight                Initial Stock Price


where:

     "Component Weight" for each Underlying Stock is 6.6667%.

     "Initial Stock Price" of an Underlying Stock is the price of the Underlying Stock as of the close of trading on the New York Stock Exchange on the trade date.

     "Exchange Day" means, in respect of an Underlying Stock, a day which is (or, but for the occurrence of a market disruption event, would have been) a trading day on the New York Stock Exchange for the such Underlying Stock, other than a day on which trading on the New York Stock Exchange is scheduled to close prior to its regular closing time;

     "Final Valuation Date" means, in respect of an Underlying Stock, the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date be postponed by more than ten business days; and

     "Final Stock Price" of an Underlying Stock is, subject to delay or acceleration in the circumstances described under "--Consequences of Market Disruption Events", the price of the Underlying Stock as of the close of trading on the New York Stock Exchange on the final valuation date.

     If the sum of the weighted component changes is a negative number, then the percentage change, and in turn basket interest, will be deemed to be zero.

Maturity Date

     The maturity date will be the date stated on the cover of this pricing supplement, unless that day is not a business day, in which case the maturity date will be the next following business day. If the third exchange day before this applicable day does not qualify as the final valuation date in respect of any Underlying Stock as determined in accordance with "--Final Valuation Date" above, then the maturity date will be the third exchange day following the last to occur of the final valuation dates in respect of each Underlying Stock. The calculation agent may postpone a final valuation date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under "--Consequences of Market Disruption Events" below.

Consequences of Market Disruption Events

     The calculation agent will determine the final stock price for each Underlying Stock on the final valuation date. As described above, the final valuation date may be postponed, and thus the determination of the final stock price may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first calendar day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final stock price be postponed by more than ten business days.

     If the determination of the final stock price is postponed to the last possible day, but a market disruption event for one or more of the Underlying Stocks occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event:

     o a suspension, absence or material limitation of trading in the relevant Underlying Stock for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

     o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     The following events will not be market disruption events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

     o a decision to permanently discontinue trading in one or more of the Underlying Stocks.

     For this purpose, an "absence of trading" in the primary securities market on which any Underlying Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Dealings with the Companies Whose Securities Comprise the Underlying Stocks

     We, the Underwriter, or any of our affiliates may from time to time, in the course of our respective normal business operations, have dealings with one or more of the companies whose securities comprise the basket, including through the extension of credit, or investing in securities of such companies. We will base all such actions on normal commercial criteria in the particular circumstances and we will not take into account the effect, if any, of such actions on the price of an Underlying Stock, the amount of basket interest that may be payable on the Notes or holders' interests generally.

Anti-Dilution Adjustments

         Initially, the initial stock price for each stock will be the amount specified under "--The Underlying Stocks" above. However, the calculation agent will adjust the initial stock price for each stock if any of the dilution events described below occurs with respect to that stock.

         The calculation agent will adjust the initial stock price for each stock as described below, but only if an event below under this "--Anti-Dilution Adjustments" section occurs with respect to that stock and only if the relevant event occurs during the period described under the applicable subsection. The initial stock price for each stock will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the stock.

         If more than one anti-dilution event requiring adjustment occurs with respect to the initial stock price for a stock, the calculation agent will adjust that initial stock price for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the initial stock price for the first event, the calculation agent will adjust the initial stock price for the second event, applying the required adjustment to the initial stock price as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your Note, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

         Stock Splits and Stock Dividends

         A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

         If a stock that is an Underlying Stock is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the initial stock price by dividing the prior initial stock price--that is, the initial stock price before the stock split or stock dividend--by the number equal to:
(1) the number of shares of the stock outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the stock outstanding immediately before the stock split or stock dividend becomes effective. The initial stock price will not be adjusted, however, unless:

o in the case of a stock split, the first day on which the stock trades without the right to receive the stock split occurs after the Trade Date and on or before the valuation date on which the stock's individual stock return is calculated; or

o in the case of a stock dividend, the ex-dividend date occurs after the Trade Date and on or before the valuation date on which the stock's individual stock return is calculated.

         The ex-dividend date for any dividend or other distribution with respect to a stock is the first day on which the stock trades without the right to receive that dividend or other distribution.

        Reverse Stock Splits

        A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth more as a result of a reverse stock split.

        If a stock that is an Underlying Stock is subject to a reverse stock split, then the calculation agent will adjust the initial stock price by multiplying the prior initial stock price by a number equal to: (1) the number of outstanding shares of the stock outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the stock outstanding immediately after the reverse stock split becomes effective. The initial stock price will not be adjusted, however, unless the reverse stock split becomes effective after the date of this pricing supplement and on or before the valuation date on which the stock's individual stock return is calculated.

        Extraordinary Dividends

        Any distribution or dividend on the Underlying Stock determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the issuer's historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend.

        If an extraordinary dividend occurs with respect to a stock, the calculation agent will adjust the initial stock price to equal the product of:
(1) the prior initial stock price, times (2) a fraction, the numerator of which is the amount by which the closing price of the stock the business day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the stock on the business day before the ex-dividend date. The initial stock price will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the valuation date on which the stock's individual stock return is calculated.

        The extraordinary dividend amount with respect to an extraordinary dividend for a stock equals:

o for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the stock; or

o for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

        To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on a stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the initial stock price only as described under "--Stock Splits and Stock Dividends" above, "--Transferable Rights and Warrants" below or "--Reorganization Events" below, as the case may be, and not as described here.

        Transferable Rights and Warrants

        If a stock issuer issues transferable rights or warrants to all holders of that stock to subscribe for or purchase the stock at an exercise price per share that is less than the closing price of the stock on the business day before the ex-dividend date for the issuance, then the applicable initial stock price will be adjusted by multiplying the prior initial stock price by the following fraction:

o the numerator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock that the aggregate offering price of the total number of shares of the stock so offered for subscription or purchase would purchase at the closing price of the stock on the business day before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

o the denominator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock offered for subscription or purchase under those transferable rights or warrants.

        An initial stock price will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the valuation date on which the individual stock return is calculated.

        Reorganization Events

        If a stock issuer undergoes a reorganization event in which property other than the stock--e.g., cash and securities of another issuer--is distributed in respect of the stock, then, for purposes of calculating the performance rate of that stock, the calculation agent will determine the closing price of such stock on each valuation date to equal the value of the cash, securities and other property distributed in respect of one share of the stock.

        If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another stock for that stock.

        Each of the following is a reorganization event with respect to a stock:

o       the stock is reclassified or changed;

o the stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

o a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

o the stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

o the stock issuer effects a spin-off--that is, issues to all holders of the stock equity securities of another issuer, other than as part of an event described in the four bullet points above;

o the stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

o another entity completes a tender or exchange offer for all the outstanding stock of the stock issuer.

        Valuation of Distribution Property

        If a reorganization event occurs with respect to a stock that is an Underlying Stock, and the calculation agent does not substitute another stock for that stock as described in "--Substitution" below, then the calculation agent will determine the applicable closing price on each valuation date so as to equal the value of the property--whether it be cash, securities or other property--distributed in the reorganization event in respect of one share of the stock, as such stock existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the valuation date on which the individual stock return is calculated.

        For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the applicable stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

        If a reorganization event occurs and the calculation agent adjusts the closing price of a stock on a valuation date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if the applicable stock were outstanding and were affected by the same kinds of events.

        For example, if a stock issuer merges into another company and each share of the stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each valuation date the closing price of a share of the stock will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in "--Anti-Dilution Adjustments" or as described above in this "--Reorganization Events" section as if the common shares were the stock. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

        When we refer to distribution property, we mean the cash, securities and other property distributed in a reorganization event in respect of each stock or in respect of whatever securities whose value determines the closing price on a valuation date if any adjustment resulting from a reorganization event has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes the original stock in respect of which the distribution is made.

        If a reorganization event occurs, the distribution property distributed in the event will be substituted for the applicable stock as described above. Consequently, in this terms supplement, when we refer to a stock, we mean any distribution property that is distributed in a reorganization event in respect of that stock. Similarly, when we refer to a stock issuer, we mean any successor entity in a reorganization event.

        Substitution

        If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to a stock that becomes subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for that stock. In such case, the adjustments described above in "--Valuation of Distribution Property" will not apply.

        If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange or quotation system as a substitute for such stock. For all purposes, the substitute stock will be deemed to be a stock for purposes hereof.

        The calculation agent will determine, in its sole discretion, the initial stock price and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the individual stock performance as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

        We will give notice of any substitution described above.

Role of the Calculation Agent


     The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A. will serve as the calculation agent. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, anti-dilution, business days, the default amount, the final stock prices and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. Please note that the firm named as the calculation agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the calculation agent after the original issue date without notice.


Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

     For the purpose of determining whether the holders of our Senior Global Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Notes as the outstanding principal amount of that Note. Although the terms of the Notes may differ from those of the other Senior Global Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Senior Global Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Senior Global Medium-Term Notes, Series B, including the Notes. This action may involve changing some of the terms that apply to Senior Global Medium-Term

Notes, Series B, accelerating the maturity of the Senior Global Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Events of Default."

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Stocks and/or listed and/or over-the-counter derivative instruments linked to one or more of the Underlying Stocks prior to and/or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o    acquire or dispose of the Underlying Stocks,

     o acquire or dispose of positions in listed or over-the-counter derivative instruments based on the price of any Underlying Stock,

     o    any combination of the above.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Underlying Stocks or listed or over-the-counter derivative instruments linked to one or more of the Underlying Stocks.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" on page P-5 for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain United States and Canadian tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

     The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

     We have determined that the comparable yield for the Notes is equal to 5.22% per annum, compounded semiannually, with a projected payment at maturity of $14,343.52 based on an investment of $10,000.

     You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

     If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

     If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

     Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain Canadian Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including the Basket Interest) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 3%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 3% of the principal amount of the Notes. The Underwriter may allow, and the brokers or dealers may reallow, a discount not to exceed 3% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca


EXHIBIT A

                                Auditors' Consent


     We refer to the Amended and Restated Pricing Supplement No. 32 of Royal Bank of Canada (the "Bank") dated November 16, 2006 relating to the offering of US$2,200,000 Senior Global Medium-Term Notes, Series B, Principal Protected Notes Linked to a Basket of Minnesota Stocks, due October 31, 2013, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.


     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.


(signed) "Deloitte & Touche LLP"
 Chartered Accountants


Toronto, Canada
November 16, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.




                                  US$2,200,000


                                   [RBC LOGO]


                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series B
        Principal Protected Notes Linked to a Basket of Minnesota Stocks,
                              due October 31, 2013



                                November 16, 2006